

Mail Stop 6010

September 17, 2008

Mr. Paul Poetter
President
4309, Inc.
3707 E. Southern Ave. Suite 1087-Box 1080
Mesa, AZ 85206

> **Re: 4309, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 000-51885**

Dear Mr. Poetter:

We have completed our review of your Form 10-KSB and related amendments and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief